UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 02, 2013

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 01 August 2013
Exhibit No. 2	Director/PDMR shareholding dated 01 August 2013
Exhibit No. 3	Publication of Prospectus dated 01 August 2013
Exhibit No. 4	Publication of Prospectus dated 06 August 2013
Exhibit No. 5	Publication of Prospectus dated 06 August 2013
Exhibit No. 6	Publication of Prospectus dated 06 August 2013
Exhibit No. 7	Publication of Prospectus dated 06 August 2013
Exhibit No. 8	Publication of Prospectus dated 06 August 2013
Exhibit No. 9	Scrip Reference Share Price dated 14 August 2013
Exhibit No. 10	Publication of Prospectus dated 14 August 2013
Exhibit No. 11	Publication of Prospectus dated 14 August 2013
Exhibit No. 12	Publication of Prospectus dated 14 August 2013
Exhibit No. 13	Publication of Prospectus dated 15 August 2013
Exhibit No. 14	Publication of Prospectus dated 15 August 2013
Exhibit No. 15	Supplemental Prospectus dated 15 August 2013
Exhibit No. 16	Registration Document dated 15 August 2013
Exhibit No. 17	Publication of Prospectus dated 15 August 2013
Exhibit No. 18	Publication of Prospectus dated 15 August 2013
Exhibit No. 19	Publication of Prospectus dated 21 August 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: September 02, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: September 02, 2013

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

01 August 2013

Barclays PLC - Total Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,867,574,186 ordinary shares with voting rights as at 31 July 2013.

There are no ordinary shares held in Treasury.

The above figure (12,867,574,186) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 2

1 August 2013
Barclays PLC
("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

On 31 July 2013 the following ordinary shares in Barclays PLC ("the Company") were purchased on the London Stock Exchange on behalf of the Chairman and the non-executive Directors of the Company. These purchases arise from the policy of using part of the fee payable to each Director to purchase shares in the Company, which, together with any reinvested dividends, are retained for the Director until they leave the Board.

DIRECTOR	BARCLAYS PLC SHARES PURCHASED	PRICE PER SHARE	TOTAL BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION	TOTAL NON-BENEFICIAL INTEREST FOLLOWING THIS NOTIFICATION
David Booth	3,299	£2.862967	97,849	-
Tim Breedon	2,688	£2.862967	5,343	-
Fulvio Conti	3,690	£2.862967	64,668	-
Diane de Saint Victor	1,950	£2.892857	3,950	-
Simon Fraser	2,758	£2.862967	93,395	-
Reuben Jeffery¹	4,164	£2.862967	132,312	-
Dambisa Moyo	3,019	£2.862967	22,251	-
Sir Michael Rake	3,234	£2.862967	48,445	-
Sir John Sunderland	3,296	£2.862967	101,598	-
Sir David Walker	8,748	£2.862967	91,739	-

¹ Reuben Jeffery's beneficial interest comprises 25,000 American Depositary Shares and 32,312 Ordinary Shares in Barclays PLC

Exhibit No. 3

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Base Prospectus No. 11 dated 13 June 2013 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DGSSP-Base-Prospectus-11-PDF-864KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330700937447&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact
Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "
SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 4

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

RSSP Basisprospekt A dated 8 July 2013 for the issuance of securities by Barclays Bank PLC pursuant to the Retail Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DRSSP-Basisprospekt-A-Prospekt-ID-7152611PDF-2MB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701341670&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT:The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 5

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

RSSP Basisprospekt B dated 24 July 2013 for the issuance of securities by Barclays Bank PLC pursuant to the Retail Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3D240713RSSPBase-Prospectus-B-Prospekt-ID-7467528.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701339009&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT:The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW . ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 6

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

RSSP Basisprospekt C dated 25 July 2013 for the issuance of securities by Barclays Bank PLC pursuant to the Retail Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DRSSP-Basisprospekt-C-Prospekt-ID-7712202-PDF-2MB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701583598&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT:
The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW . ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 7

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

RSSP Basisprospekt D dated 25 July 2013 for the issuance of securities by Barclays Bank PLC pursuant to the Retail Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DRSSP-Basisprospekt-D-Prospekt-ID-7711016-PDF-27MB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701583727&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW . ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 8

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in its capacity as competent authority in the Federal Republic of Germany and is available for viewing:

RSSP Basisprospekt E dated 4 July 2013 for the issuance of securities by Barclays Bank PLC pursuant to the Retail Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DRSSP-Basisprospekt-E-Prospekt-ID-7600974-PDF-2MB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701583569&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 9

14 August 2013

Barclays PLC - Scrip Reference Share Price

BarclaysPLC (the 'Company') offers shareholders the opportunity to receive ordinary shares of 25 pence each in the Company ('Ordinary Shares'), credited as fully paid, in place of cash dividends by participating in its Scrip Dividend Programme (the 'Programme').

On 30 July 2013, the Company announced a second interim dividend of 1.0pence per Ordinary Share for the year ending 31 December 2013 (the 'Second Interim Dividend'). The Scrip reference share price for those who are, or who will elect to become, participants in the Programme in respect of the Second Interim Dividend is 284.97 pence. The deadline for applications under the Programme in respect of the Second Interim Dividend is 4.30pm (London Time) on 22 August 2013.

The Scrip reference share price is the average of the closing middle market quotations for Ordinary Shares, derived from the London Stock Exchange Daily Official List, for the five consecutive business days from 7 August 2013 to 13 August 2013 (inclusive).

For further information, please contact:

Barclays Investor Relations Charlie Rozes +44 (0)20 7116 5752	Barclays Media Relations Giles Croot +44 (0)20 7116 4755

Exhibit No. 10

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commissione Nazionale per le Societa' e la Borsa in its capacity as competent authority in the Republic of Italy and is available for viewing:

Base Prospectus dated 9 October 2012 relating to the offering and/or listing of "Bonus Certificates" and "Bonus Certificates Autocallable" issued by Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barcap.com/content/dam/bcpublic/Notes/Italy/Barclays%20Bonus%202012.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 11

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commissione Nazionale per le Societa' e la Borsa in its capacity as competent authority in the Republic of Italy and is available for viewing:

Base Prospectus dated 9 October 2012 relating to the offering and/or listing of "Double Win Certificates" and "Double Win Certificates Autocallable" issued by Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barcap.com/content/dam/bcpublic/Notes/Italy/Barclays%20DoubleWin%202012.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 12

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commissione Nazionale per le Societa' e la Borsain its capacity as competent authority in the Republic of Italy and is available for viewing:

Base Prospectus dated 9 October 2012 relating to the offering and/or listing of "Express Certificates" and "Express Certificates Autocallable" issued by Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barcap.com/content/dam/bcpublic/Notes/Italy/Barclays%20Express%202012.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 13

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commissione Nazionale per le Societa' e la Borsa in its capacity as competent authority in the Republic of Italy and is available for viewing:

Base Prospectus dated 9 October 2012 relating to the offering and/or listing of "Protection e Collar Certificates" and "Protection e Collar Certificates Autocallable" issued by Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barcap.com/content/dam/bcpublic/Notes/Italy/Barclays%20Protection%202012.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 14
Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commissione Nazionale per le Societa' e la Borsa in its capacity as competent authority in the Republic of Italy and is available for viewing:

Base Prospectus dated 9 October 2012 relating to the offering and/or listing of "Twin Win Certificates" and "Twin Win Certificates Autocallable" issued by Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barcap.com/content/bcpublic/en/about-barclays-capital/our-firm/financial-information/italian-structured-note-prospectuses-of-barclays-bank-plc/barclays-bank-plc--base-prospectuses-and-registration-document/_jcr_content/rightpar/documentslist/downloadslist/documentlink_6/file.res/Barclays%20TwinWin%202012.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 15

Publication of Supplement to a Base Prospectus

The following supplement (the "Supplement") has been approved by the Commissione Nazionale per le Societa' e la Borsa in its capacity as competent authority in the Republic of Italy and is available for viewing:

Supplement (Supplemento) dated 31 May 2013 relating to the programme for the offering and/or listing of certificates (i) "Twin Win Certificates" and "Twin Win Certificates Autocallable", (ii) "Double Win Certificates" and "Double Win Certificates Autocallable", "Bonus Certificates" and "Bonus Certificates Autocallable", "Express Certificates" and "Express Certificates Autocallable" and "Protection and Collar Certificates" and "Protection and Collar Certificates Autocallable"

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barcap.com/content/dam/bcpublic/Attached%20Document/2013%20Supplemento%20Certificates.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 16
Publication of Registration Document

The following registration document (the "Registration Document") has been approved by the Commissione Nazionale per le Societa' e la Borsa in its capacity as competent authority in the Republic of Italy and is available for viewing:

Registration Document (Documento di Registrazione) dated 2 May 2013 relating to the offering and/or listing of financial instruments issued by Barclays Bank PLC pursuant to Directive 2003/71/CE.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barcap.com/content/bcpublic/en/about-barclays-capital/our-firm/financial-information/italian-structured-note-prospectuses-of-barclays-bank-plc/barclays-bank-plc--base-prospectuses-and-registration-document/_jcr_content/rightpar/documentslist/downloadslist/documentlink_3/file.res/Barclays%20Bank%20PLC%20-%20Programma%20Italiano%202013%20-%20Documento%20di%20Registrazione%202013.PDF

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 17
Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commissione Nazionale per le Societa' e la Borsa in its capacity as competent authority in the Republic of Italy and is available for viewing:

Base Prospectus dated 2 May 2013 relating to the offering and/or listing of "Barclays Bank PLC Obbligazioni RATE", "Barclays Bank PLC Obbligazioni RATE con Opzioni Plain Vanilla", "Barclays Bank PLC Obbligazioni RATE con Opzioni Digitali", "Barclays Bank PLC Obbligazioni RATE con Opzioni Lookback, Himalaya, Rainbow, Best of, Worst of", "Barclays Bank PLC Obbligazioni con Opzioni Plain Vanilla", "Barclays Bank PLC Obbligazioni con Opzioni Digitali", "Barclays Bank PLC Obbligazioni con Opzioni Lookback, Himalaya, Rainbow, Best of, Worst of".

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barcap.com/content/bcpublic/en/about-barclays-capital/our-firm/financial-information/italian-structured-note-prospectuses-of-barclays-bank-plc/barclays-bank-plc--base-prospectuses-and-registration-document/_jcr_content/rightpar/documentslist/downloadslist/documentlink_5/file.res/Barclays%20Bank%20PLC%20-%20Programma%20Italiano%202013%20-%20Prospetto%20di%20Base%20Rate%20e%20o%20Opzioni%202013.PDF

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 18

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commissione Nazionale per le Societa' e la Borsa in its capacity as competent authority in the Republic of Italy and is available for viewing:

Base Prospectus dated 2 May 2013 relating to the offering and/or listing of "Barclays Bank PLC Obbligazioni Tasso Fisso, Tasso Fisso Step Up, Tasso Fisso Step Down, Tasso Fisso Step Up - Step Down, con possibile diritto di rimborso anticipato a favore dell'Emittente o dell'investitore" and "Barclays Bank PLC Obbligazioni Zero Coupon" issued by Barclays Bank PLC

To view the full document, please paste the following URL into the address bar of your browser.

http://www.barcap.com/content/bcpublic/en/about-barclays-capital/our-firm/financial-information/italian-structured-note-prospectuses-of-barclays-bank-plc/barclays-bank-plc--base-prospectuses-and-registration-document/_jcr_content/rightpar/documentslist/downloadslist/documentlink_4/file.res/Barclays%20Bank%20PLC%20-%20Programma%20Italiano%202013%20-%20Prospetto%20di%20Base%20Multicallable%202013.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 19

Publication of Prospectus

The following prospectus (the "Base Prospectus") has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Base Prospectus No. 9 dated 19 August 2013 for the issuance of securities by Barclays Bank PLC pursuant to the Global Structured Securities Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DGSSP-Base-Prospectus-9-PDF-17MB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330701959124&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Base Prospectus.

THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE BASE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Base Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus, electronically or otherwise, to any other person.

The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.